UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GMS INC.

(Name of Subject Company)

GMS INC.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

36251C103

(CUSIP Number of Class of Securities)

Craig Apolinsky
Senior Vice President and General Counsel
115 Perimeter Center Place, Suite 600
Atlanta, Georgia 30346
(800) 392-4619

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

Copy to:

W. Scott Ortwein
Justin R. Howard
Kyle G. Healy
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by GMS Inc., a Delaware corporation (“GMS” or the “company”) with the Securities and Exchange Commission on July 14, 2025, relating to the tender offer by The Home Depot, Inc., a Delaware corporation (“The Home Depot”), and Gold Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of The Home Depot (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of GMS, at a purchase price of $110.00 per Share in cash, subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (as amended or supplemented from time to time) (the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time) (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The seventh paragraph of the section entitled “Tender Offer” is hereby amended and supplemented by replacing the second sentence of the paragraph with the following sentence:

“On August 7, 2025, in connection with The Home Depot’s voluntary withdrawal and refiling of its Premerger Notification and Report Form under the HSR Act, Purchaser extended the Offer. The Offer was previously scheduled to expire at one minute after 11:59 P.M., Eastern Time, on August 8, 2025. The expiration time of the Offer is extended to one minute after 11:59 P.M., Eastern Time, on August 22, 2025 (unless Purchaser shall have extended the period during which the Offer is open in accordance with the merger agreement, in which event the “Expiration Time” will mean the last time and date at which the Offer, as so extended by Purchaser, will expire).”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The following is hereby added immediately prior to the section entitled “Regulatory Approvals”:

“Legal Proceedings

Beginning on July 16, 2025, alleged GMS stockholders filed two complaints in the Supreme Court of the State of New York County of New York, captioned Wright v. GMS Inc., et al., No. 654243/2025 (N.Y. Sup. Ct. filed on July 16, 2025) and Malone v. GMS Inc., et al., No. 654271/2025 (N.Y. Sup. Ct. filed on July 17, 2025). The complaints, each filed as an individual action, name GMS, its directors, and its chief executive officer as defendants and generally allege claims of negligent misrepresentation and concealment and negligence related to alleged disclosure deficiencies, in violation of New York common law, with respect to the Schedule 14D-9 filed with the SEC in connection with the Offer and Merger, and seek to enjoin the Merger, as well as damages, costs and attorneys’ and experts’ fees. As of July 31, 2025, GMS has also received demand letters from several purported stockholders related to alleged disclosure deficiencies in the Schedule 14D-9. The defendants, including GMS, believe that the claims asserted in these lawsuits and demand letters are without merit. Nonetheless, no assurances can be made as to the outcome of such actions or demands.”

2.	The second paragraph of the subsection entitled “Compliance with HSR Act” under the section entitled “Regulatory Approvals” is hereby amended and supplemented by replacing the second and third sentences of the paragraph with the following sentences:

“Each of The Home Depot and the company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on July 21, 2025. On August 5, 2025, The Home Depot voluntarily withdrew its Premerger Notification and Report Form under the HSR Act relating to the Purchaser’s proposed acquisition of the company in order to provide the Antitrust Division with additional time to review the proposed acquisition and information recently provided to them. The Home Depot then refiled its Premerger Notification and Report Form with the Antitrust Division and the DOJ on August 7, 2025. As a result, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 P.M., Eastern Time, on August 22, 2025, fifteen (15) calendar days from the date of such filing, unless (i) earlier terminated by the FTC and the Antitrust Division, (ii) the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time, or (iii) The Home Depot withdraws its HSR Premerger Notification and Report Form.”

3.	The subsection entitled “Canada Competition Act ” under the section entitled “Regulatory Approvals” is hereby amended and supplemented by adding the following at the end of the first paragraph of such subsection:

“On July 22, 2025, The Home Depot submitted a request for an ARC or a “no-action” letter to the Commissioner. Additionally, the parties have filed pre-merger notification materials with the Commissioner, which were certified as complete by the Canadian Competition Bureau as of August 6, 2025.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(I)	Press Release issued by The Home Depot, dated August 7, 2025 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed by Purchaser and The Home Depot on August 7, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMS INC.

By:	/s/ Scott M. Deakin
	Name:	Scott M. Deakin
	Title:	Chief Financial Officer

Date: August 7, 2025